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Exhibit

Exhibit Description

99.1 Announcement on 2026/10/23: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce change of General Manager

99.2 Announcement on 2026/10/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce change of General Manager

1. Date of the board of directors’ resolution or date of occurrence of the change: 2026/10/23

2. Position (Please enter chairperson or president/general manager): General manager

3. Name of the previous position holder: TAN, WEN YI

4. Resume of the previous position holder: General manager of United Semiconductor (Xiamen) Co., Ltd.

5. Name of the new position holder: LO, CHING-SHU

6. Resume of the new position holder: Senior Fab Director of United Semiconductor (Xiamen) Co., Ltd.

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “job relocation”, “severance”, “retirement”, “death” or “new appointment”): Job relocation

8. Reason for the change: Job relocation

9. Effective date of the new appointment: 2026/10/23

10. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.2

United Microelectronics Corporation

For the month of September, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2026	Number of shares as of September 30, 2026	Changes
Senior Vice President Vice President	Chitung Liu JT Lin	2,112,917 515,060	1,512,917 505,060	(600,000) (10,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2026	Number of shares as of September 30, 2026	Changes
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